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January 11, 2024 Securities and Exchange Commission 100 F Street, NE	STEPHANIE A. CAPISTRON STEPHANIE.CAPISTRON@DECHERT.COM +1 617 728 7127 DIRECT

Washington, D.C. 20549

Attention: Mr. Michael Rosenberg

Re: Virtus Asset Trust (the “Registrant”)

(File Nos. 333-275759 and 333-275760)

Dear Mr. Rosenberg:

This letter responds to the comments you provided to me in a telephonic discussion on December 29, 2023 with respect to your review of the Registrant’s Registration Statements filed on Form N-14 under the Securities Act of 1933, as amended, on November 28, 2023 (the “Registration Statements”) in connection with (1) the reorganization of Virtus Seix High Yield Income Fund, a series of Virtus Strategy Trust (the “High Yield Income Fund”), and Virtus Seix High Income Fund, a series of the Registrant, with and into Virtus Seix High Yield Fund, also a series of the Registrant (the “High Yield Reorganization”), and (2) the reorganization of Virtus Seix Ultra-Short Bond Fund, a series of the Registrant, with and into Virtus Seix U.S. Government Securities Ultra-Short Bond Fund, also a series of the Registrant (the “Ultra-Short Reorganization”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Comments Applicable to the High Yield Reorganization

Comment 1.

Please supplementally explain why Class C, Institutional Class, Class P, and Administrative Class of the Virtus Seix High Yield Income Fund are being merged into Classes A and I. Please disclose any substantial impact to shareholders from holding a different share class than the one they held previously.

Response 1.

The Registrant notes that the Acquiring Fund does not offer Class C, Institutional Class, Class P, or Administrative Class shares. The Registrant does not believe that the Acquiring Fund could gain scale in these share classes if launched in connection with the Reorganization and has therefore determined to offer existing share classes of the Acquiring Fund to Acquired Fund shareholders. In each case the share class to be received by an Acquired Fund shareholder in the Reorganization will have a Rule 12b-1 fee, total expense ratio, and net expense ratio that is the same as or equal to those of the class of the Acquired Fund the shareholder currently holds. The sales charges for the corresponding classes are also the same, except in the case of Class C of the High Yield Income Fund. Shareholders of that class, which has a deferred sales charge of 1.00% on shares redeemed during the first year, will receive Class A shares. Class A shares generally have an initial sales load, but no sales loads will be incurred in connection with the Reorganization. Those shareholders will also benefit from a Rule 12b-1 fee reduction from 0.90% to 0.25%.

The Registrant believes that any substantial differences between the share classes, and therefore any substantial impact to shareholders, is adequately disclosed in the Fee Table and in the description of each share classes under “Purchases, Exchanges and Redemptions.”

Comment 2.

In the discussion following “Agreements and Plans of Reorganization,” please disclose whether one Reorganization is contingent on the other Reorganization. If not, confirm that the pro forma fee table reflects the highest and lowest combined fees or revise the fee information accordingly.

Response 2.

The Registrant has updated the disclosure to reflect that it is intended that the Reorganization will be effected at the same time for both Acquired Funds. The Registrant notes that because shareholder approval is not required, it is not anticipated that there will be a scenario where only one Acquired Fund is involved in the Reorganization. Accordingly, the Registrant has not made further updates. See updates below (new disclosure underlined):

“The following summary is qualified in its entirety by reference to the Plans (the forms of which are attached as Exhibit A and Exhibit B to this Prospectus/Information Statement). For the purpose of this section, “the Plan” refers to each Plan. It is intended that each Plan will be effected at the same time, such that the Reorganization of both Acquired Funds occurs at the same time.”

Comment 3.

In the discussion following “Why is the Reorganization happening?,” please disclose whether or not the Board considered gross expense ratios in addition to net expense ratios. If the Board did not consider gross expense ratios, please disclose why it did not do so.

Response 3.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“The Reorganization will allow shareholders of the Acquired Funds to own a fund that is substantially similar in style and with a greater amount of combined assets after the Reorganization. The Acquiring Fund has a similar investment objective, investment strategies, and risks to those of the Acquired Funds, and each class of the Acquiring Fund will have a gross expense ratio and net expense ratio that is lower than those of the corresponding class of each Acquired Fund on a pro forma basis after the Reorganization. The Reorganization is expected to create better efficiencies for the portfolio management team, which will also benefit shareholders of the Acquired Funds.”

Comment 4.

In the discussion following the question “How do the Funds’ investment objectives and principal investment strategies compare?,” please include a narrative description of the differences between the strategies and risks of each Acquired Fund and Acquiring Fund as required by Item 3(b) of Form N-14.

Response 4.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“As set forth in the table below, the Acquired Funds and Acquiring Fund have similar investment objectives. The Funds’ investment objectives are non-fundamental, which means that each may be changed by vote of the respective Fund’s Trustees and without shareholder approval, upon 60 days’ notice to shareholders. The investment strategies of the Funds are also substantially identical; however, there are some differences. The High Yield Income Fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in high yield securities, which are fixed income securities rated below investment grade or unrated and determined to be of similar quality. The High Income Fund invests at least 65%, and may invest up to 100%, of its assets in securities rated below investment grade by the ICE BofA US Cash Pay High Yield Index or in unrated securities that the subadviser believes are of comparable quality. Under normal circumstances, the Acquiring Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in high yield securities. The Acquiring Fund generally has lower exposure to CCC (lower quality high yield securities) than each Acquired Fund. The Funds generally have similar duration profiles and each Fund may use derivatives to implement its investment strategies.

The principal risks of the Funds are similar but include some differences. Principal risks applicable only to the High Income Fund and the Acquiring Fund are “Foreign Investing Risk,” “Bank Loan Risk,” “Emerging Market Risk,” “Illiquid and Restricted Securities Risk,” “Income Risk,” “Prepayment/Call Risk” and “Unrated Fixed Income Securities Risk.” “Portfolio Turnover Risk” is only a principal risk of the Acquired Funds. Principal risks applicable only to the High Yield Income Fund are “Issuer Risk,” “Counterparty Risk,” “Liquidity Risk,” “Allocation Risk,” “Focused Investment Risk,” “Leverage Risk,” and “Small and Medium Market Capitalization Risk.” For a discussion of the Funds’ principal risks, see the section entitled “Risks” below.”

Comment 5.	With respect to the Fee Tables, please supplementally confirm that the rights to recoupment or recapture will not be carried over from the Acquired Funds to the Acquiring Fund.

Response 5.

The Registrant notes that, as a technical matter, the Acquiring Fund will acquire all liabilities of the Acquired Funds, including liabilities for recapture of operating expenses reimbursed and/or fees waived. At present, however, it is not anticipated that any such expenses reimbursed or fees waived will be subject to recapture, given that each class of the Acquiring Fund is operating in excess of its current expense limit.

Comment 6.

With respect to footnote (e) following the Fee Tables, please disclose that only the Acquiring Fund’s Board may modify or terminate the Acquiring Fund’s expense limitation arrangement prior to April 30, 2025.

Response 6.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“(e) The Acquiring Fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 0.82% for Class A Shares, 0.64% for Class I Shares and 0.53% for Class R6 Shares through April 30, 2025. Prior to April 30, 2025, only the Acquiring Fund’s Board may modify or terminate the expense limitation agreement. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.”

Comment 7.	Under the heading “Reasons for the Reorganization,” please disclose whether the Board considered the performance history of the Funds.

Response 7.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“In addition, the Trustees considered, among other things:

•	the terms and conditions of the Reorganization;

•	the fact that the Reorganization would not result in the dilution of shareholders’ interests;

•

the fact that the Acquired Funds and the Acquiring Fund have similar investment objectives and principal investment strategies, and the Board desired to reduce redundancies in having multiple funds that were substantially similar operating as separate series;

•	the performance history of the Acquired Funds and Acquiring Fund;

•	the fact that the Funds will share the expenses incurred in connection with the Reorganization pro rata based on assets under management;

•	the benefits to shareholders, including from operating efficiencies, which may be achieved from combining the Funds;

•	the fact that the Acquiring Fund will assume all of the liabilities of the Acquired Funds;

•	the fact that the Reorganization is expected to be a tax-free transaction for U.S. federal income tax purposes; and

•	alternatives available to shareholders of the Acquired Funds, including the ability to redeem their shares.”

Comments Applicable to the Ultra-Short Reorganization

Comment 1.

In the discussion following “Why is the Reorganization happening?,” please disclose whether or not the Board considered gross expense ratios in addition to net expense ratios. If the Board did not consider gross expense ratios, please disclose why it did not do so.

Response 1.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“The Reorganization will allow shareholders of the Acquired Fund to own a fund that is substantially similar in style and with a greater amount of combined assets after the Reorganization. The Acquiring Fund has an identical investment objective and similar investment strategies and risks to those of the Acquired Fund, and each class of the Acquiring Fund will have a gross expense ratio and net expense ratio that is the same as ~~that~~ or lower than those of the corresponding class of the Acquired Fund on a pro forma basis after the Reorganization. The Reorganization is expected to create better efficiencies for the portfolio management team, which will also benefit shareholders of the Acquired Fund.”

Comment 2.

In the discussion following the question “How do the Funds’ investment objectives and principal investment strategies compare?,” please include a narrative description of the differences between the strategies and risks of the Acquired Fund and Acquiring Fund as required by Item 3(b) of Form N-14.

Response 2.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“The investment strategies of the Funds are similar with respect to investing in short duration fixed income securities but differ in that the Acquiring Fund focuses on investments in U.S. government securities while the Acquired Fund does not. Specifically, the investment strategies of the Funds are similar with respect to investing in short duration fixed income securities but differ in that the Acquiring Fund focuses on investments in U.S. government securities while the Acquired Fund does not.

Under normal circumstances, the Acquired Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in short duration fixed income securities, which may include, but are not limited to, U.S. Treasury and agency securities, obligations of supranational entities and foreign governments, domestic and foreign-corporate debt obligations, taxable municipal debt securities and mortgage-backed and asset-backed securities. Under normal circumstances, the Acquiring Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in short duration U.S. government securities of any credit quality, which may include, but are not limited to, U.S. Treasury securities, U.S. agency securities, U.S. agency mortgage-backed securities, repurchase agreements and other U.S. government securities. As a result of this difference, the selection of investments for the Acquired Fund involves an analysis of yield in light of credit risk and maturity, while selection of investments for the Acquiring Fund involves an analysis of yield in light of maturity. The strategies are otherwise similar. In particular, both Funds normally expect to maintain an average effective duration between 3 months and 1 year and may use derivatives to implement their investment strategies.

The Funds are subject to the same principal risks, except that the Acquired Fund is subject to the following additional principal risks associated with investing in short duration fixed income securities that are not U.S. government securities: “Foreign Investing Risk,” “Asset-Backed Securities Risk,” “High-Yield/High-Risk Fixed Income Securities (Junk Bonds) Risk” and “Municipal Securities Risk.” For a discussion of the Funds’ principal risks, see the section entitled “Risks” below.”

Comment 3.	With respect to the Fee Tables, please supplementally confirm that the rights to recoupment or recapture will not be carried over from the Acquired Fund to the Acquiring Fund.

Response 3.

The Registrant notes that, as a technical matter, the Acquiring Fund will acquire all liabilities of the Acquired Fund, including liabilities for recapture of operating expenses reimbursed and/or fees waived. At present, however, it is not anticipated that any such expenses reimbursed or fees waived will be subject to recapture, given that each class of the Acquiring Fund is operating in excess of its current expense limit.

Comment 4.

With respect to footnote (b) following the Fee Tables, please disclose that only the Acquiring Fund’s Board may modify or terminate the Acquiring Fund’s expense limitation arrangement prior to April 30, 2025.

Response 4.	The Registrant has updated the Registration Statement in accordance with this comment by adding an additional footnote (c) to the Fee Table as follows:

“(c) Beginning February 23, 2024, the Acquiring Fund’s investment adviser has contractually agreed to limit the pro forma combined fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 0.65% for Class A Shares and 0.40% for Class I Shares through April 30, 2025. Prior to April 30, 2025, only the Acquiring Fund’s Board can modify or terminate the expense limitation agreement. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.”

Comment 5.	Please explain how merging the Acquired Fund into a fund with consistently worse performance is in the Acquired Fund’s best interest.

Response 5.

The Registrant believes that the Reorganization is in the Acquired Fund’s best interest because the Acquired Fund does not have the ability to achieve the same scale as the Acquiring Fund, as indicated by its low asset level relative to the Acquiring Fund. Merging with the Acquiring Fund will allow the Acquired Fund to benefit from the advantages of investing in a similar fund with greater assets under management. In addition, the Registrant notes that the Acquiring Fund has a more conservative investment strategy in that it focuses on investments in U.S. government securities. Accordingly, the differences in returns are consistent with expectations.

Comment 6.	Under the heading “Reasons for the Reorganization,” please disclose whether the Board considered the performance history of the Funds.

Response 6.	The Registrant has updated the Registration Statement in accordance with this comment. See updates below (new disclosure underlined):

“In addition, the Trustees considered, among other things:

•	the terms and conditions of the Reorganization;

•	the fact that the Reorganization would not result in the dilution of shareholders’ interests;

•

the fact that the Acquired Fund and the Acquiring Fund have identical investment objectives and similar principal investment strategies, and the Board desired to reduce redundancies in having two funds that were substantially similar operating as separate series;

•	the performance history of the Acquired Fund and the Acquiring Fund;

•	the fact that the Funds will share the expenses incurred in connection with the Reorganization pro rata based on assets under management;

•	the benefits to shareholders, including from operating efficiencies, which may be achieved from combining the Funds;

•	the fact that the Acquiring Fund will assume all of the liabilities of the Acquired Fund;

•	the fact that the Reorganization is expected to be a tax-free transaction for U.S. federal income tax purposes; and

•	alternatives available to shareholders of the Acquired Fund, including the ability to redeem their shares.”

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Stephanie A. Capistron Stephanie A. Capistron